EXHIBIT 11

THE YORK WATER COMPANY

COMMON SHARES USED IN
COMPUTING EARNINGS
PER SHARE

	2005	2004	2003	2002	2001
Common shares Outstanding, beginning of the year	6,887,047	6,419,230	6,364,803	6,308,663	6,085,466
Weighted average shares issued in connection with 2001 stock subscription	-	-	-	-	39,202
Weighted average shares issued in connection with 2004 stock offering	-	185,956	-	-	-
Weighted average shares issued in connection with the Employee Stock Purchase Plan	1,787	1,751	1,917	1,607	2,650
Weighted average shares issued in connection with the Optional Dividend Reinvestment Plan	17,415	18,287	19,740	20,124	25,932
	6,906,249	6,625,224	6,386,460	6,330,394	6,153,250